UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1-30 July 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 June 2017	Announcement Total Voting Rights 30 June 2017
Announcement Director/PDMR Shareholding 12 June 2017

Diageo PLC – Total Voting Rights
Dated 01 June 2017

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 May 2017 consisted of 2,754,461,797 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,016,412 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,517,445,385 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

1 June 2017

Jonathan Guttridge
Company Secretarial Assistant
Diageo plc

Diageo PLC – Director/PDMR Shareholding
Dated 12 June 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY 4. J FERRÁN
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	1, 2, & 3: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 4: PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £23.17	9
		2. £23.17	7
		3. £23.17	9
		4. £23.17	357
f)	Aggregated information	N/A
g)	Date of the transaction	12 JUNE 2017
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Total Voting Rights
Dated 30 June 2017

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 June 2017 consisted of 2,754,467,515 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 236,756,453 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,517,711,062 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

30 June 2017

Jonathan Guttridge
Company Secretarial Assistant
Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 July 2017

By: /s/ John Nicholls
Name: John Nicholls
Title: Deputy Company Secretarial